FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001229545**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 12, 2003 Series 2003-10	**333-103591**

Name of Person Filing the Document
(If Other than the Registrant)

03031042

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: ______________________

Name: Richard J. Johnson

Title: Chief Financial Officer

Dated: SEPTEMBER 12, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CSC

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

The attached tables (the "Marketing Materials") are privileged and confidential and are intended for use by the addressee only. These Marketing Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any affiliate thereof makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final private offering documents. The information herein is being provided on a confidential basis to a limited number of institutional investors for informational use solely in connection with the consideration of the purchase of the related securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be distributed nor any of its contents disclosed to anyone other than the prospective investors to whom it is submitted.

Numerous assumptions were used in preparing the Marketing Materials that may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Marketing Materials in any particular context, or as to whether the Marketing Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Marketing Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

The offering will be made in reliance upon an exemption from registration under the Securities Act of 1933, as amended, for an offer and sale of securities which does not involve a public offering. Accordingly, in making its purchase, each purchaser of the securities will be deemed to have made certain acknowledgments, representations and agreements relating to the private nature of such purchase and the transfer restrictions applicable to such securities. The final private offering documents relating to the securities discussed in this communication will not be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Prospective purchasers are referred to the final private offering documents relating to the securities discussed in this communication for definitive Marketing Materials on any matter discussed in this communication. Final private offering documents may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities, and especially securities backed by mortgages such as those in this pool, may not be appropriate for all investors. Potential investors must be willing to assume, among other things, losses, market price volatility, prepayments, yield curve and interest rate risk, and lack of liquidity from unregistered securities. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

IMPAC CMB Trust Series 2003-10

$921,440,538 ARM and Fixed Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		3,865	
Total Outstanding Balance		$921,440,538	
Average Loan Balance		$238,406	$48 to $1,500,000
WA Mortgage Rate		5.676%	3.000% to 16.990%
Net WAC		5.232%	2.588% to 16.703%
ARM Characteristics			
WA Gross Margin		3.220%	2.000% to 9.300%
WA Months to First Roll		24	1 to 119
WA First Periodic Cap		2.714%	0.000% to 6.000%
WA Subsequent Periodic Cap		1.041%	0.000% to 2.000%
WA Lifetime Cap		11.674%	8.375% to 21.100%
WA Lifetime Floor		3.348%	2.000% to 14.250%
WA Original Term (months)		358	180 to 360
WA Remaining Term (months)		353	8 to 360
WA Age (months)		5	0 to 117
WA LTV		77.95%	16.67% to 132.30%
WA FICO		693	
WA DTI%		37.73%	
Secured by (% of pool)	First Lien	99.68%	
	Second Lien	0.32%	
Prepayment Penalty at Loan Orig (% of all loans)		71.21%	
Prepay Moves Exempted	Soft	29.43%	
	Hard	41.79%	
	No Prepay	28.79%	
	Unknown	-0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	68.13%	SFR	69.98%	REDUCE	45.89%	PUR	57.47%	OO	85.72%	0	28.79%
FL	7.53%	PUD	13.76%	FULL/AL	22.26%	RCO	27.66%	INV	12.19%	3	0.07%
CO	2.16%	CND	10.67%	NISA	11.59%	RNC	14.87%	2H	2.10%	6	0.14%
GA	2.12%	2-4U	5.58%	NO RATI	11.13%					12	17.73%
VA	1.80%			NINA	5.70%					24	28.61%
										36	12.00%
										60	12.67%

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

IMPAC CMB Trust Series 2003-10

$921,440,538 ARM and Fixed Rate Mortgage Loans

Description

Loan Type group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2/28 LIB6M	1,633	$373,445,088	40.53
30/15 Fixed Balloon	16	$929,871	0.10
"Other" ARM	24	$4,158,545	0.45
5/1 CMT1Y	25	$4,656,050	0.51
Less Than 30Yr Fixed	123	$9,760,890	1.06
3/1 CMT1Y	13	$1,947,030	0.21
3/27 LIB6M	381	$100,592,733	10.92
30Yr Fixed	400	$92,034,493	9.99
5/25 LIB6M	367	$119,221,624	12.94
30Y LIB6M	883	$214,694,213	23.30
	3,865	**$921,440,538**	**100.00**

$921,440,538 ARM and Fixed Rate Mortgage Loans

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$0.01 - $50,000.00	169	$5,044,980	0.55
$50,000.01 - $100,000.00	364	$28,922,426	3.14
$100,000.01 - $150,000.00	631	$79,553,947	8.63
$150,000.01 - $200,000.00	626	$109,217,397	11.85
$200,000.01 - $250,000.00	555	$124,795,926	13.54
$250,000.01 - $300,000.00	505	$138,064,163	14.98
$300,000.01 - $350,000.00	309	$100,208,202	10.88
$350,000.01 - $400,000.00	238	$89,395,532	9.70
$400,000.01 - $450,000.00	143	$60,822,323	6.60
$450,000.01 - $500,000.00	125	$59,680,355	6.48
$500,000.01 - $550,000.00	60	$31,678,112	3.44
$550,000.01 - $600,000.00	49	$28,159,938	3.06
$600,000.01 - $650,000.00	48	$30,375,576	3.30
$650,000.01 - $700,000.00	8	$5,473,012	0.59
$700,000.01 - $750,000.00	12	$8,845,918	0.96
$750,000.01 - $800,000.00	4	$3,092,227	0.34
$800,000.01 - $850,000.00	6	$4,981,567	0.54
$850,000.01 - $900,000.00	2	$1,760,000	0.19
$900,000.01 - $950,000.00	1	$940,000	0.10
$950,000.01 - $1,000,000.00	8	$7,812,437	0.85
$1,100,000.01 - $1,150,000.00	1	$1,116,500	0.12
$1,450,000.01 - $1,500,000.00	1	$1,500,000	0.16
	3,865	$921,440,538	100.00

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

IMPAC CMB Trust Series 2003-10

$921,440,538 ARM and Fixed Rate Mortgage Loans

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.000 - 3.499	9	$2,385,093	0.26
3.500 - 3.999	87	$28,629,617	3.11
4.000 - 4.499	238	$69,499,451	7.54
4.500 - 4.999	656	$190,416,802	20.67
5.000 - 5.499	606	$168,282,801	18.26
5.500 - 5.999	636	$168,744,287	18.31
6.000 - 6.499	397	$92,116,308	10.00
6.500 - 6.999	396	$84,674,348	9.19
7.000 - 7.499	189	$37,855,832	4.11
7.500 - 7.999	196	$34,123,028	3.70
8.000 - 8.499	82	$12,852,972	1.39
8.500 - 8.999	86	$11,332,838	1.23
9.000 - 9.499	47	$5,593,818	0.61
9.500 - 9.999	68	$6,311,707	0.68
10.000 - 10.499	20	$2,111,417	0.23
10.500 - 10.999	17	$1,302,283	0.14
11.000 - 11.499	15	$1,081,802	0.12
11.500 - 11.999	13	$738,427	0.08
12.000 - 12.499	3	$88,549	0.01
12.500 - 12.999	8	$176,598	0.02
13.000 - 13.499	8	$302,617	0.03
13.500 - 13.999	29	$905,808	0.10
14.000 - 14.499	22	$663,798	0.07
14.500 - 14.999	20	$705,007	0.08
15.000 - 15.499	8	$312,987	0.03
15.500 - 15.999	6	$197,761	0.02
16.000 - 16.499	2	$30,440	0.00
16.500 - 16.999	1	$4,143	0.00
	3,865	**$921,440,538**	**100.00**

$921,440,538 ARM and Fixed Rate Mortgage Loans

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	47	$1,088,808	0.12
121 - 180	85	$9,143,707	0.99
181 - 240	9	$483,012	0.05
241 - 300	254	$22,353,100	2.43
301 - 360	3,470	$888,371,912	96.41
	3,865	$921,440,538	100.00

$921,440,538 ARM and Fixed Rate Mortgage Loans

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 20.00	2	$682,833	0.07
20.01 - 25.00	2	$296,991	0.03
25.01 - 30.00	11	$2,584,299	0.28
30.01 - 35.00	12	$3,120,808	0.34
35.01 - 40.00	22	$3,839,508	0.42
40.01 - 45.00	33	$7,054,304	0.77
45.01 - 50.00	46	$11,169,899	1.21
50.01 - 55.00	63	$15,652,744	1.70
55.01 - 60.00	84	$21,015,178	2.28
60.01 - 65.00	144	$37,662,174	4.09
65.01 - 70.00	418	$111,606,128	12.11
70.01 - 75.00	204	$50,724,792	5.50
75.01 - 80.00	1,648	$442,066,944	47.98
80.01 - 85.00	102	$23,546,416	2.56
85.01 - 90.00	609	$116,627,073	12.66
90.01 - 95.00	354	$66,947,399	7.27
95.01 - 100.00	63	$5,417,177	0.59
100.01 - 105.00	4	$126,745	0.01
105.01 - 110.00	3	$105,845	0.01
110.01 - 115.00	9	$234,646	0.03
115.01 - 120.00	8	$271,066	0.03
120.01 - 125.00	23	$657,074	0.07
130.01 - 135.00	1	$30,498	0.00
	3,865	$921,440,538	100.00

$921,440,538 ARM and Fixed Rate Mortgage Loans

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AR	4	$479,424	0.05
AZ	72	$11,732,865	1.27
CA	2,175	$627,796,531	68.13
CO	97	$19,868,187	2.16
CT	20	$4,741,857	0.51
DC	5	$695,861	0.08
DE	3	$587,658	0.06
FL	413	$69,427,922	7.53
GA	112	$19,515,260	2.12
HI	19	$5,718,779	0.62
IA	3	$261,776	0.03
ID	11	$1,404,852	0.15
IL	74	$13,020,578	1.41
IN	17	$1,542,009	0.17
KS	6	$724,808	0.08
KY	6	$631,611	0.07
MA	22	$4,608,661	0.50
MD	71	$13,330,604	1.45
MI	40	$5,694,069	0.62
MN	27	$5,002,630	0.54
MO	9	$1,069,414	0.12
MS	5	$426,662	0.05
NC	25	$3,432,071	0.37
NE	4	$398,751	0.04
NH	1	$748,607	0.08
NJ	68	$13,594,330	1.48
NM	16	$2,177,116	0.24
NV	86	$14,792,118	1.61
NY	33	$8,019,410	0.87
OH	23	$2,033,767	0.22
OK	12	$688,188	0.07
OR	36	$5,836,318	0.63
PA	13	$1,329,086	0.14
RI	4	$644,653	0.07
SC	17	$2,572,764	0.28
TN	7	$1,060,110	0.12
TX	106	$15,542,626	1.69
UT	48	$8,610,258	0.93
VA	72	$16,555,482	1.80
VT	3	$455,558	0.05
WA	72	$14,026,905	1.52
WI	6	$386,736	0.04
WY	2	$253,668	0.03
	3,865	**$921,440,538**	**100.00**

$921,440,538 ARM and Fixed Rate Mortgage Loans

Collateral Grouped by FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	13	$3,239,599	0.35
781 - 800	118	$31,897,581	3.46
761 - 780	243	$65,380,565	7.10
741 - 760	367	$97,967,838	10.63
721 - 740	393	$105,803,456	11.48
701 - 720	533	$136,174,293	14.78
681 - 700	524	$125,888,504	13.66
661 - 680	509	$123,785,711	13.43
641 - 660	474	$108,004,652	11.72
621 - 640	309	$66,971,116	7.27
601 - 620	149	$29,059,307	3.15
581 - 600	69	$10,768,582	1.17
561 - 580	33	$3,596,220	0.39
541 - 560	32	$3,146,575	0.34
521 - 540	29	$2,421,138	0.26
501 - 520	9	$1,051,836	0.11
<= 500	61	$6,283,565	0.68
	3,865	**$921,440,538**	**100.00**

Countrywide

SECURITIES CORPORATION

A Countrywide Capital Markets Company

External Report

IMPAC CMB Trust Series 2003-10

$921,440,538 ARM and Fixed Rate Mortgage Loans

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	2,743	$644,851,346	69.98
PUD	463	$126,808,176	13.76
CND	464	$98,344,163	10.67
2-4U	195	$51,436,854	5.58
	3,865	$921,440,538	100.00

$921,440,538 ARM and Fixed Rate Mortgage Loans

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	2,221	$529,554,237	57.47
RCO	1,141	$254,881,712	27.66
RNC	503	$137,004,589	14.87
	3,865	$921,440,538	100.00

$921,440,538 ARM and Fixed Rate Mortgage Loans

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	3,226	$789,814,045	85.72
INV	556	$112,317,521	12.19
2H	83	$19,308,972	2.10
	3,865	**$921,440,538**	**100.00**

Countrywide®
SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

IMPAC CMB Trust Series 2003-10

$921,440,538 ARM and Fixed Rate Mortgage Loans

Collateral Grouped by Document Type

Document Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	1,608	$422,875,465	45.89
FULL/ALT	905	$205,078,462	22.26
NISA	546	$106,756,926	11.59
NO RATIO	439	$102,550,958	11.13
NINA	239	$52,555,347	5.70
SISA	128	$31,623,380	3.43
	3,865	$921,440,538	100.00

$921,440,538 ARM and Fixed Rate Mortgage Loans

Range of Margin
(Excludes 539 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000 - 2.249	11	$3,119,765	0.38
2.250 - 2.499	329	$115,678,847	14.13
2.500 - 2.749	90	$22,603,539	2.76
2.750 - 2.999	298	$79,293,486	9.69
3.000 - 3.249	639	$170,811,213	20.86
3.250 - 3.499	985	$245,784,145	30.02
3.500 - 3.749	262	$63,904,656	7.81
3.750 - 3.999	198	$41,599,529	5.08
4.000 - 4.249	74	$15,316,484	1.87
4.250 - 4.499	64	$12,272,911	1.50
4.500 - 4.749	52	$8,860,039	1.08
4.750 - 4.999	48	$7,835,448	0.96
5.000 - 5.249	53	$9,513,450	1.16
5.250 - 5.499	41	$6,739,482	0.82
5.500 - 5.749	24	$2,687,959	0.33
5.750 - 5.999	37	$3,754,320	0.46
6.000 - 6.249	23	$1,981,823	0.24
6.250 - 6.499	20	$1,982,604	0.24
6.500 - 6.749	15	$1,012,078	0.12
6.750 - 6.999	21	$1,265,341	0.15
7.000 - 7.249	17	$1,273,526	0.16
7.250 - 7.499	7	$473,804	0.06
7.500 - 7.749	6	$249,253	0.03
7.750 - 7.999	3	$112,511	0.01
8.250 - 8.499	3	$214,522	0.03
8.500 - 8.749	2	$173,104	0.02
8.750 - 8.999	2	$104,976	0.01
9.000 - 9.249	1	$80,952	0.01
9.250 - 9.499	1	$15,517	0.00
	3,326	**$818,715,284**	**100.00**

$921,440,538 ARM and Fixed Rate Mortgage Loans

Next Interest Adjustment Date
(Excludes 539 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
09/03	107	$15,938,346	1.95
10/03	90	$14,319,889	1.75
11/03	78	$9,857,251	1.20
12/03	86	$10,435,403	1.27
01/04	275	$61,131,280	7.47
02/04	422	$106,993,324	13.07
03/04	173	$43,577,026	5.32
04/04	29	$6,876,265	0.84
06/04	1	$113,473	0.01
08/04	1	$40,088	0.00
10/04	1	$260,892	0.03
01/05	1	$115,563	0.01
02/05	3	$706,666	0.09
03/05	1	$111,087	0.01
05/05	5	$842,871	0.10
06/05	29	$7,471,613	0.91
07/05	348	$85,911,648	10.49
08/05	743	$185,174,235	22.62
09/05	185	$43,847,685	5.36
10/05	24	$5,882,900	0.72
06/06	5	$1,497,527	0.18
07/06	94	$27,521,785	3.36
08/06	155	$46,439,586	5.67
09/06	65	$15,396,467	1.88
10/06	10	$2,689,900	0.33
03/08	3	$601,130	0.07
04/08	4	$874,503	0.11
05/08	2	$199,471	0.02
06/08	29	$6,482,725	0.79
07/08	108	$32,521,393	3.97
08/08	227	$79,447,227	9.70
09/08	9	$2,270,208	0.28
10/08	3	$401,500	0.05
07/10	1	$358,698	0.04
08/10	8	$2,080,658	0.25
08/13	1	$325,000	0.04
	3,326	**$818,715,284**	**100.00**

$921,440,538 ARM and Fixed Rate Mortgage Loans

Range of Months to Roll
(Excludes 539 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 6	1,258	$268,920,401	32.85
7 - 12	4	$361,945	0.04
13 - 18	6	$1,194,208	0.15
19 - 24	1,334	$329,130,953	40.20
32 - 37	329	$93,545,265	11.43
50 - 55	7	$1,475,632	0.18
56 - 61	378	$121,322,525	14.82
80 - 85	9	$2,439,356	0.30
> 85	1	$325,000	0.04
	3,326	**$818,715,284**	**100.00**

$921,440,538 ARM and Fixed Rate Mortgage Loans

Lifetime Rate Cap
(Excludes 539 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.000 - 8.499	1	$336,000	0.04
8.500 - 8.999	15	$5,620,593	0.69
9.000 - 9.499	25	$9,549,232	1.17
9.500 - 9.999	114	$41,555,900	5.08
10.000 - 10.499	252	$75,103,448	9.17
10.500 - 10.999	592	$169,537,753	20.71
11.000 - 11.499	497	$137,734,233	16.82
11.500 - 11.999	471	$126,982,016	15.51
12.000 - 12.499	238	$57,809,537	7.06
12.500 - 12.999	290	$65,708,752	8.03
13.000 - 13.499	132	$26,998,053	3.30
13.500 - 13.999	124	$22,082,565	2.70
14.000 - 14.499	88	$15,226,393	1.86
14.500 - 14.999	136	$23,162,604	2.83
15.000 - 15.499	103	$16,395,169	2.00
15.500 - 15.999	105	$12,511,441	1.53
16.000 - 16.499	41	$4,234,583	0.52
16.500 - 16.999	37	$3,900,330	0.48
17.000 - 17.499	23	$1,783,176	0.22
17.500 - 17.999	18	$1,282,709	0.16
18.000 - 18.499	7	$303,587	0.04
18.500 - 18.999	5	$329,932	0.04
19.000 - 19.499	1	$63,906	0.01
19.500 - 19.999	4	$142,624	0.02
>= 20.000	7	$360,745	0.04
	3,326	$818,715,284	100.00

$921,440,538 ARM and Fixed Rate Mortgage Loans

Initial Periodic Rate Cap
(Excludes 539 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.000	6	$549,035	0.07
1.000	836	$209,272,687	25.56
1.500	74	$7,358,940	0.90
2.000	15	$2,698,324	0.33
3.000	2,130	$512,051,009	62.54
5.000	189	$60,810,080	7.43
6.000	76	$25,975,209	3.17
	3,326	$818,715,284	100.00

$921,440,538 ARM and Fixed Rate Mortgage Loans

Subsequent Periodic Rate Cap
(Excludes 539 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.000	6	$549,035	0.07
1.000	3,088	$776,070,350	94.79
1.500	131	$15,726,856	1.92
2.000	101	$26,369,043	3.22
	3,326	$818,715,284	100.00

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

IMPAC CMB Trust Series 2003-10

$921,440,538 ARM and Fixed Rate Mortgage Loans

Lifetime Rate Floor
(Excludes 539 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.001 - 2.000	10	$2,896,426	0.35
2.001 - 3.000	1,100	$317,952,700	38.84
3.001 - 4.000	1,691	$419,896,542	51.29
4.001 - 5.000	194	$38,825,157	4.74
5.001 - 6.000	51	$9,809,387	1.20
6.001 - 7.000	45	$6,284,520	0.77
7.001 - 8.000	53	$7,340,325	0.90
8.001 - 9.000	43	$5,256,433	0.64
9.001 - 10.000	75	$6,278,466	0.77
> 10.000	64	$4,175,329	0.51
	3,326	$818,715,284	100.00

SECURITIES CORPORATION
A Countrywide Capital Markets Company

External Report

IMPAC CMB Trust Series 2003-10

$921,440,538 ARM and Fixed Rate Mortgage Loans

Original Principal Balances

Original Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$0.01 - $50,000.00	159	$4,621,956	0.50
$50,000.01 - $100,000.00	356	$27,667,096	3.00
$100,000.01 - $150,000.00	632	$78,835,980	8.56
$150,000.01 - $200,000.00	631	$109,375,363	11.87
$200,000.01 - $250,000.00	559	$125,219,358	13.59
$250,000.01 - $300,000.00	509	$138,888,760	15.07
$300,000.01 - $350,000.00	305	$98,691,529	10.71
$350,000.01 - $400,000.00	243	$91,023,031	9.88
$400,000.01 - $450,000.00	144	$61,165,866	6.64
$450,000.01 - $500,000.00	127	$60,216,313	6.54
$500,000.01 - $550,000.00	60	$31,678,112	3.44
$550,000.01 - $600,000.00	49	$28,159,938	3.06
$600,000.01 - $650,000.00	48	$30,375,576	3.30
$650,000.01 - $700,000.00	8	$5,473,012	0.59
$700,000.01 - $750,000.00	12	$8,845,918	0.96
$750,000.01 - $800,000.00	4	$3,092,227	0.34
$800,000.01 - $850,000.00	6	$4,981,567	0.54
$850,000.01 - $900,000.00	2	$1,760,000	0.19
$900,000.01 - $950,000.00	1	$940,000	0.10
$950,000.01 - $1,000,000.00	8	$7,812,437	0.85
$1,100,000.01 - $1,150,000.00	1	$1,116,500	0.12
$1,450,000.01 - $1,500,000.00	1	$1,500,000	0.16
	3,865	**$921,440,538**	**100.00**